UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.___)*

SPACEHAB, Inc.

(Name of Issuer)

Common Stock, no par value (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)

(Title of Class of Securities)

846243103

(CUSIP Number)

March 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G

CUSIP No. 846243103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce & Co., Inc.*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,069,590 (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,069,590 (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)

	8.	Shared Dispositive Power

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,069,590 (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.94%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer SPACEHAB, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 12130 Highway 3 Building 1 Webster, TX 77598-1504

Item 2.
	(a)	Name of Person Filing Bruce & Co., Inc.
	(b)	Address of Principal Business Office or, if none, Residence 20 North Wacker Dr., Suite 2414 Chicago, IL 60606
	(c)	Citizenship Illinois
(d)
Title of Class of Securities
Common Stock, no par value (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)(the “Common Stock”)

	(e)	CUSIP Number 846243103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,069,590 (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)
(b) Percent of class: 23.94%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,069,590 (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)
(ii) Shared power to vote or to direct the vote: -0-
(iii)

Sole power to dispose or to direct the disposition of:  3,069,590 (underlying securities into which 5.5% Senior Convertible Notes due 2010 and 8% Convertible Subordinated Notes due 2007, are convertible)

(iv) Shared power to dispose or to direct the disposition of: -0-
*  Bruce & Co., Inc., an Illinois corporation and registered investment adviser under the Investment Advisers Act of 1940, is filing this Schedule 13G in its capacity as the investment manager for Bruce Fund, Inc., a Maryland registered investment company.

Bruce Fund, Inc. owns $4,509,000 principal amount of 5.5% Senior Convertible Notes due 2010 and $940,000 principal amount of 8% Convertible Subordinated Notes due 2007, which are currently convertible into 3,000,600 shares and 68,990 shares, respectively, of the Issuer’s common stock. The last purchase of the bonds reported on this Schedule 13G were acquired in May 2006.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The securities reported on this Schedule 13G are directly held by Bruce Fund, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 24th day of July, 2006.

BRUCE & CO., INC.

/s/ Robert B. Bruce
By:	Robert B. Bruce
Title:	President

/s/ R. Jeffrey Bruce
By:	R. Jeffrey Bruce
Title:	Vice-President